UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Calendar of Corporate Events - 2011

Information on the Company

Company Name

Banco Bradesco S.A.

Corporate Head Office Address

Cidade de Deus, Vila Yara, Osasco, SP

Internet Address

www.bradesco.com.br

Investor Relations Officer

name: Domingos Figueiredo de Abreu e-mail: 4000.diretoria@bradesco.com.br telephone number: (55 11) 3681-4011 fax: (55 11) 3684-4630

Investor Relations Contact

name: Paulo Faustino da Costa e-mail: investors@bradesco.com.br telephone number: (55 11) 2178-6201 fax: (55 11) 2178-6215

Newspapers in which corporate acts are published

Diário Oficial do Estado de São Paulo (DOESP) and Diário do Comércio (DC), both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended on 12.31.2010

Event

Date

Forwarding to BM&FBOVESPA (BM&F Bovespa S.A. – Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Share Exchange), LATIBEX (Latin-American Market) and making available to Shareholders (Site).

01.31.2011 (Monday)
Publication	02.16.2011 (Wednesday)

Standardized Financial Statements (DFP), related to the year ended on 12.31.2010

Event

Date

Forwarding to BM&FBOVESPA, CVM and Making Available to Shareholders (Site)	01.31.2011 (Monday)

Cash Dividends in the allocation of results related to the year 2010
Profit	Event/ Record Date	Amount in R$	Value in R$/Share		Payment Date
			Common Share	Preferred Share
Monthly Dividends	Notices: 12.21.2009, 1.18, 2.17, 3.15, 4.19, 5.17, 6.21, 7.19, 8.16, 9.20, 10.18 and 11.16.2010	589,104,976.86	0.013219250	0.014541175	2.1, 3.1, 4.1, 5.3, 6.1, 7.1, 8.2, 9.1, 10.1, 11.1 and 12.1.2010 and 1.3.2011
	Record Date: 1.4, 2.1, 3.1, 4.1, 5.3, 6.1, 7.1, 8.2, 9.1, 10.1, 11.1 and 12.1.2010
Intermediary Interest on Own Capital - 1st half/2010	Special Meeting of the Board of Directors 6.28.2010	558,538,294.80	0.155520588	0.171072647	7.19.2010
Complementary Interest on Own Capital of the year 2010	Special Meeting of the Board of Directors 12.6.2010	1,906,000,000.00	0.482461664	0.530707830	2.18.2011
Dividends, as complement to the Interest on Own Capital and Dividends related to the year 2010	Special Meeting of the Board of Directors 2.11.2011	315,100,000.00	0.079771188	0.087748307

IFRS Financial Statements related to the year ended on 12.31.2010

Event

Date

Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and Making Available to Shareholders (Site)	4.15.2011 (Friday)

Reference Form, related to the current year (12.31.2011)

Event

Date

Forwarding to BM&FBOVESPA, CVM and Making Available to Shareholders (Site)	5.31.2011 (Tuesday)

Form 20-F related to the year ended on 12.31.2010

Event

Date

Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and Making Available to Shareholders (Site)	5.20.2011 (Friday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events   - 2011

.3.

Financial Statements and Consolidated Financial Statements related to the term ended on 6.30.2011

Event

Date

Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and Making Available to Shareholders (Site)	7.27.2011 (Wednesday)
Publication	8.10.2011 (Wednesday)

Quarterly Report (ITR)

Event

Date

Forwarding to BM&FBOVESPA, CVM and Making Available to Shareholders (Site)

Relating to 1st quarter/2011	4.27.2011 (Wednesday)
Relating to 2nd quarter/2011	7.27.2011 (Wednesday)
Relating to 3rd quarter/2011	10.26.2011 (Wednesday)

Quarterly Consolidated Financial Statements in English

Event

Date

Forwarding to SEC, NYSE, LATIBEX and Making Available to Shareholders (Site)

Relating to 1st quarter/2011	4.27.2011 (Wednesday)
Relating to 2nd quarter/2011	7.27.2011 (Wednesday)
Relating to 3rd quarter/2011	10.26.2011 (Wednesday)

Silence Period prior to the Disclosure of Results

Disclosure of Results

Date

Annual/2010	1.16.2011 to 1.30.2011
Relating to 1st quarter/2011	4.12.2011 to 4.26.2011
Relating to 2nd quarter /2011	7.12.2011 to 7.26.2011
Relating to 3rd quarter/2011	10.11.2011 to 10.25.2011

Disclosure of Results

Event

Date

Annual/2010

1.31.2011 (Monday)
Relating to 1st quarter/2011	4.27.2011 (Wednesday)
Relating to 2nd quarter /2011	7.27.2011 (Wednesday)
Relating to 3rd quarter/2011	10.26.2011 (Wednesday)

Public Meeting with Analysts and Investors

Event

Date

Public Meeting with Analysts and investors, open to other interested parties	3.29.2011 (Tuesday) – 6:30 p.m. – Campinas, SP (APIMEC) - Hotel Royal Palm Avenida Royal Palm Plaza, 277 - Jd Nova Califórnia, Campinas, SP
3.31.2011 (Thursday) – 6:30 p.m. – São Paulo, SP (INI) - Millenium Centro de Convenções Rua Doutor Bacelar, 1043 - Vila Mariana, São Paulo, SP
4.5.2011 (Tuesday) – 6:30 p.m. – Uberlândia, MG (APIMEC) - Centro de Convenções de Uberlândia Avenida João Naves de Ávila, 1331, Piso C – Tiberi – Uberlândia, MG
4.7.2011 (Thursday) – 6:30 p.m. – Goiânia, GO (APIMEC) - Oliveira's Place Rua T-36, 3588 - Setor Bueno - Goiânia, GO
4.12.2011 (Tuesday) – 6:30 p.m. – Curitiba, PR (APIMEC) - Estação Convention Center Avenida Sete de Setembro, 2775 – Centro – Curitiba, PR
4.14.2011 (Thursday) – 6:30 p.m. – Florianópolis, SC (APIMEC) - Centro de Convenções CentroSul Avenida Gustavo Richard, 850 – Centro – Florianopólis, SC
6.7.2011 (Tuesday) – 6:30 p.m. – Juiz de Fora, MG (APIMEC) - Ritz Plaza Hotel Avenida Rio Branco, 2000 – Centro – Juiz de Fora, MG
6.28.2011 (Tuesday) – 6:30 p.m. – Ribeirão Preto, SP (APIMEC) – Centro de Convenções de Ribeirão Preto Rua Bernardino de Campos, 999 – Ribeirão Preto, SP
8.2.2011 (Tuesday) – 6:30 p.m. – Fortaleza, CE (APIMEC) - Marina Park Hotel Rua Adolfo Caminha, s/no, Centro – Fortaleza, CE
8.9.2011 (Tuesday) – 6:30 p.m. – Porto Alegre, RS (APIMEC) - Teatro do Bourbon Country Avenida Tulio de Rose, 80 - SUC 301 A – 2[o] Piso - Passo D'areia – Porto Alegre, RS
8.11.2011 (Thursday) – 6:30 p.m. – Brasília, DF (APIMEC) - Golden Tulip Alvorada SHTN - Trecho 1 - Bloco 1C – Brasília, DF
8.16.2011 (Tuesday) – 6:30 p.m. – Belo Horizonte, MG (APIMEC) - Ouro Minas Avenida Cristiano Machado, 4001 – Ipiranga, Belo Horizonte, MG
8.18.2011 (Thursday) – 4 p.m. – Rio de Janeiro, RJ (APIMEC) - Vivo Rio Avenida Infante Dom Henrique, 85, Flamengo – Rio de Janeiro, RJ
8.23.2011 (Tuesday) – 2 p.m. – São Paulo, SP (APIMEC) - Grand Hyatt Avenida das Nações Unidas, 13301 - Santo Amaro – São Paulo, SP
9.13.2011 (Tuesday) – 6:30 p.m. – Recife, PE (APIMEC) - JCPM Avenida Antonio de Góes, 60 – Pina - Recife, PE
9.15.2011 (Thursday) – 6:30 p.m. – Salvador, BA (APIMEC) - Fiesta Bahia Hotel Avenida Antônio Carlos Magalhães, 711 –Itaigara – Salvador, BA
9.20.2011 (Tuesday) – 6:30 p.m. – Santos, SP (APIMEC) - Mendes Convention Center Rua General Francisco Glicério, 206 – Gonzaga – Santos, SP
11.29.2011 (Tuesday) – 6:30 p.m. – Vitória, ES (APIMEC) - Golden Tulip Avenida Nossa Senhora dos Navegantes, 635 - Enseada do Suá – Vitória, ES
12.1.2011 (Thursday) – 6:30 p.m. – Manaus, AM (APIMEC) - Hotel Tropical Avenida Coronel Teixeira, 1320 - Ponta Negra – Manaus, AM

./.

Banco Bradesco S.A.

Calendar of Corporate Events   - 2011

.4.

Special Shareholders’ Meeting and Annual Shareholders’ Meeting already Established

Event

Date

Sending of the Notice referred to in Article 133 of Corporate Law to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	1.31.2011 (Monday)
Publication of the Notice referred to in Article 133 of Corporate Law	February 1st, 2nd and 3rd, 2011 (Tuesday, Wednesday and Thursday)
Sending of Board of Director’s Proposals for the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	2.8.2011 (Tuesday)
Sending of Public Call Notices to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	2.8.2011 (Tuesday)
Publication of Call Notices	February 9th, 10th and 11th, 2011 (Wednesday, Thursday and Friday)
Date of the Special and Annual Shareholders’ Meetings to be held	3.10.2011 (Thursday)
Sending of the main resolutions of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	3.10.2011 (Thursday)
Sending of the Minutes of the Special and Annual Shareholders’ Meeting to BM&FBOVESPA and CVM	3.21.2011 (Monday)

Board of Directors/Board of Executive Officers’ Meetings already Established

Event

Date

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends, as complement to the Interest on Own Capital and Dividends related to the year 2010 - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

1.31.2011 (Monday)
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	2.7.2011 (Monday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends, as complement to the Interest on Own Capital and Dividends related to the year 2010 - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

2.11.2011 (Friday)
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	2.18.2011 (Friday)

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Intermediary Dividends or Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

6.14.2011 (Tuesday)
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	6.24.2011 (Friday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Intermediary Dividends or Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

6.27.2011 (Monday)
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	7.6.2011 (Wednesday)

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Complementary Dividends or Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

11.7.2011 (Monday)
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	11.17.2011 (Thursday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Complementary  Dividends or Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

12.12.2011 (Monday)
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	12.21.2011 (Wednesday)

Notices to the Market regarding Monthly Dividends and in compliance with the System for Monthly Payment to Shareholders
Notice Date	Payment Date	Reference Month
Record Date of Right
				“Ex-Right” Date
12.20.2010	2.1.2011	January	1.3.2011	1.4.2011
1.21.2011	3.1.2011	February	2.1.2011	2.2.2011
2.14.2011	4.1.2011	March	3.1.2011	3.2.2011
3.18.2011	5.2.2011	April	4.1.2011	4.4.2011
4.18.2011	6.1.2011	May	5.2.2011	5.3.2011
5.18.2011	7.1.2011	June	6.1.2011	6.2.2011
6.20.2011	8.1.2011	July	7.1.2011	7.4.2011
7.18.2011	9.1.2011	August	8.1.2011	8.2.2011
8.19.2011	10.3.2011	September	9.1.2011	9.2.2011
9.19.2011	11.1.2011	October	10.3.2011	10.4.2011
10.17.2011	12.1.2011	November	11.1.2011	11.3.2011
11.18.2011	1.2.2012	December	12.1.2011	12.2.2011
12.20.2011	2.1.2012	January/2012	1.2.2012	1.3.2012
Type of Share		Per Share
Common Share		R$0.014541175
Preferred Share		R$0.015995293

OBS.: Dividends increased by 10% on 8.29.2011, from the amount of R$0.013219250 to R$0.014541175 per common shares and from R$0.014541175 to R$0.015995293 per preferred shares, as of Dividends referring to September/2011, paid on October 3rd, 2011.

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice President and

Investor Relations Officer

December 12th, 2011

./.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.